SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c), and (d) and AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)
(Amendment No. ____)*
Kona Grill, Inc.

(Name of Issuer)
COMMON STOCK

(Title of Class of Securities)
50047H 20 1

(CUSIP Number)
August 15, 2005

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
          ☐     Rule 13d-1(b)
          ☐     Rule 13d-1(c)
          ☑     Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 1
Item 2
Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a
Item 4. Ownership
Item 5. Ownership of Five Percent or Less of a Class
Item 6. Ownership of More than Five Percent on Behalf of Another Person
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Item 8. Identification and Classification of Members of the Group
Item 9. Notice of Dissolution of Group
Item 10. Certifications
SIGNATURE

CUSIP No. 50047H 20 1	13G	Page 2 of 5 Pages

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITY ONLY)

Kona MN, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 700,000(1)

	6.	SHARED VOTING POWER
-0-

	7.	SOLE DISPOSITIVE POWER
700,000(1)

	8.	SHARED DISPOSITIVE POWER
-0-

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
700,000(1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(SEE INSTRUCTIONS) ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11.9%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO(2)

(1)	Includes 200,000 shares issuable upon the exercise of warrants.

(2)	The Reporting Person is a limited liability company.

CUSIP No. 50047H 20 1	13G	Page 3 of 5 Pages
Item 1.

(a)	Name of Issuer: Kona Grill, Inc.

(b)	Address of Issuer’s Principal Executive Offices:
7150 E. Camelback Road, Suite 220
Phoenix, Arizona 85251
Item 2.

(a)	Name of Person Filing: Kona MN, LLC

(b)	Address of Principal Business Office or, if none, Residence:
50 S. 6th Street, Suite 1480
Minneapolis, Minnesota 55402

(c)	Citizenship or Place of Organization: United States

(d)	Title of Class of Securities: Common Stock

(e)	CUSIP Number: 50047H 20 1

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 50047H 20 1	13G	Page 4 of 5 Pages
Item 4. Ownership.
     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned: 700,000(1)

(b)	Percent of class: 11.9%

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 700,000(1)

(ii)	Shared power to vote or to direct the vote: -0-

(iii)	Sole power to dispose or to direct the disposition of: 700,000(1)

(iv)	Shared power to dispose or to direct the disposition of: -0-
Item 5. Ownership of Five Percent or Less of a Class.
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
     Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
     Not Applicable.
Item 8. Identification and Classification of Members of the Group.
     Not Applicable.
Item 9. Notice of Dissolution of Group.
     Not Applicable.
Item 10. Certifications.
     Not Applicable.

(1)	Includes 200,000 shares issuable upon the exercise of warrants.

CUSIP No. 50047H 20 1	13G	Page 5 of 5 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 8, 2006

(Date)

/s/ Richard J. Hauser

(Signature)

Richard J. Hauser, Co-Manager

(Name/Title)
Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).